UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934.

001-40087

Commission File Number

PROPERTY SOLUTIONS ACQUISITION CORP. II

(Exact name of registrant as specified in its charter)

654 Madison Avenue, Suite 1009

New York, New York 10065
(646) 502-9845

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A Common Stock, and one-fourth of one Warrant to acquire one share of Class A Common Stock

Class A Common Stock, par value $0.0001 per share

Warrants, each whole Warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Units, each consisting of one share of Class A Common Stock, and one-fourth of one Warrant to acquire one share of Class A Common Stock: 2 record holders

Class A Common Stock, par value $0.0001 per share: 19 record holders

Warrants, each whole Warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50: 0 record holders

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Pursuant to the requirements of the Securities Exchange Act of 1934, Property Solutions Acquisition Corp. II has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 3, 2023	By:	/s/ Aaron Feldman
	Name:	Aaron Feldman
	Title:	Co-Chief Executive Officer